Exhibit 21.1

LIST OF SIGNIFICANT SUBSIDIARIES

As of December 31, 2018

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Linn Merger Sub #1, LLC	Delaware
Linn Energy Holdco, LLC	Delaware
Linn Energy Holdco II, LLC	Delaware
Riviera Upstream, LLC	Delaware
Blue Mountain Midstream LLC	Delaware

The names of certain subsidiaries have been omitted since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary, as defined in Rule 1−02(w) of Regulation S-X, as of the end of the year covered by this report.